Exhibit 99.2

Notice of 2026 annual general shareholder meeting

and notice of availability of meeting materials

You are receiving this notice as a BCE Inc. shareholder

To enable shareholders across the country and abroad to attend and participate, the 2026 Annual General Shareholder Meeting will be held at 9:30 a.m. (Eastern time) on Thursday, May 7, 2026 via live video webcast at bce.lumiconnect.com/400-889-333-268 and in person at 1050 Beaver Hall, Montréal, Québec (Salle Polyvalente).

Notice-and-access	Notice of meeting

As permitted by Canadian securities regulators, we are using “notice-and-access” to deliver our management proxy circular and annual financial report (meeting materials) for our annual general shareholder meeting to both registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. This notice includes information on how to access the meeting materials online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this notice a form of proxy or a voting instruction form that you can use to vote your shares (see “Voting” on the other side of this notice).

It is very important that you read the circular carefully before voting your shares.

When Thursday, May 7, 2026, 9:30 a.m. (Eastern time) Where 1) Via live video webcast at: bce.lumiconnect.com/ 400-889-333-268 2) In person at: 1050 Beaver Hall Montréal, Québec (Salle Polyvalente)

What the meeting is about			Where you can access the meeting materials On the TSX Trust Company (TSXT) website: www.meetingdocuments.com/TSXT/bce On our website: BCE.ca On SEDAR+: sedarplus.ca On EDGAR: sec.gov
For more details, please see:
1	Receiving our financial statements for the year ended December 31, 2025, including the auditors’ reports	Section 3.1 of the circular and our 2025 annual financial report
2	Electing 13 directors who will serve until the end of our next annual shareholder meeting	Sections 3.2 and 4 of the circular
3	Appointing Ernst & Young LLP as auditors who will serve until the end of our next annual shareholder meeting	Section 3.3 of the circular
4	Considering an advisory (non-binding) resolution on executive compensation	Section 3.4 and the Executive compensation section of the circular
5	Considering a shareholder proposal	Section 3.5 and Schedule A of the circular
The meeting may also consider other business that properly comes before it.

Voting

Please note that you cannot vote by returning this notice.

You may and we suggest that you vote your shares on the Internet, by telephone (or fax or email, if you are a registered holder or as described under “Non-registered shareholders” below) or mail.

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also participate and vote by attending the meeting online at bce.lumiconnect.com/400-889-333-268 or in person. Refer to the instructions in section 2.1 of the circular entitled How to participate and vote.

Registered shareholders

TSXT must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 5, 2026.

Non-registered shareholders

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on May 5, 2026. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on May 4, 2026. Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to TSXT by mail, fax or email before noon (Eastern time) on May 5, 2026.

If you are a non-registered shareholder and wish to attend, participate or vote at the meeting, there are additional steps you MUST take. Please refer to section 2.1 of the circular entitled How to participate and vote for more information.

How to request a paper copy of the meeting materials

Upon request, we will provide a paper copy of the circular or the annual financial report to any shareholder, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR+.

Here is how you can request a paper copy:

Before the meeting

At www.meetingdocuments.com/TSXT/bce, or call 1-800-561-0934 (toll-free in Canada and the United States) or 416-682-3861 (other countries).

If your request is made before May 7, 2026 (the date of the meeting), the meeting materials will be sent to you within three business days of receipt of your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 20, 2026 (this factors the three business day period for processing requests as well as typical mailing times).

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

After the meeting

Call our Investor Relations Group at 1-800-339-6353.

If the request is made on or after May 7, 2026, the meeting materials will be sent to you within ten calendar days of receiving your request.

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-800-561-0934 (toll-free in Canada and the United States) or 416-682-3861 (other countries).

Questions? Need help voting?

If you have any questions or require assistance with voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.